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January 18, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ryan Lichtenfels and Erin Jaskot

Re:	Primech Holdings Pte. Ltd.
Draft Registration Statement on Form F-1
Submitted November 24, 2021
CIK No. 0001891944

Dear Mr. Lichtenfels and Ms. Jaskot:

On behalf of our client, Primech Holdings Pte. Ltd., a Singapore company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form F-1 submitted on November 24, 2021 (the “Draft Registration Statement”) contained in the Staff’s letter dated December 23, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Draft Registration Statement on Form F-1 Submitted November 24, 2021

Risk Factors

Our strategy to expand into the development and operation of electric vehicle..., page 18

1.	Please disclose, to the extent material, the amount of your current and planned investment in electric vehicle charging, including the amount directed toward the planned installation of EV charging infrastructure in 150 car parks. We also note that your Use of Proceeds section indicates that you will use proceeds of the offering for “investments in EV technology and robotics.” To the extent that you will use the proceeds to invest in electric vehicle charging, including the installation of EV charging infrastructure, please state this clearly. Please also explain whether the planned installation of EV charging infrastructure is intended to service Primech’s EV fleet or whether it is intended for public use.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12, 18, 40, and 63 of the Amendment.

Capitalization, page 42

2.	The actual values presented here do not appear to sum to the total capitalization amount of $13,283,643. Please clarify or revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Amendment.

Our Major Customers, page 72

3.	We note the significant decrease in revenue from services provided to Changyi Airport from FY2020 to FY2021 due to COVID-19. Please update your disclosure here and elsewhere as appropriate to indicate whether your services to the airport continue to be limited. Please also disclose whether you expect COVID-19 will continue to impact airport services and whether you believe this will have a material impact on the financial condition of the company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 16, 49, 71, and 73 of the Amendment.

Combined Financial Statements

Combined Statements of Changes in Shareholders’ Equity, page F-5

4.	Please provide us with a detailed discussion of the terms and structure of the dividends declared to parent.

Response: The subsidiaries of the Group have no definitive dividend policy. Dividends declared to the parent company of our Group in FY2020 and FY2021 were primarily to offset amounts due to the parent from the respective subsidiaries.

Note 2. Revenues, page F-13

5.	Please tell us and revise to clarify if revenue from your services is recognized over time or at a point in time. In addition, clarify your methods used to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services. Refer to ASC 606-10-50-18 and 19.

Response: Revenue from services is recognized as the services are provided, which is over time. Service revenue is recognized based on the time incurred by our staff in performing cleaning services and is billed on a monthly basis. As revenue is recognized when billed, there are no methods utilized to measure progress. The Company acknowledges the Staff’s comment and has revised the disclosure on page F-13 of the Amendment.

Note 3. Acquisition of Maint-Kleen, page F-14

6.	Please tell us how you considered the guidance in Rule 3-05 of Regulation S-X as it relates to the acquisition of Maint-Kleen.

Response: The Company has prepared the following analysis in measuring the significance of its acquisition of Maint-Kleen Pte. Ltd (“Maint-Kleen”) pursuant to the guidance in Rule 3-05 of Regulation S-X. The guidance in Rule 3-05 of Regulation S-X was considered and the acquisition of Maint Kleen does not meet the criteria of a significant acquisition as none of the conditions below exceeds 20 percent.

The acquisition purchase price of Maint-Kleen totalled $3,364,864, made up of $2,628,023 in initial cash consideration plus additional contingent payments of $736,841. For this analysis, the U.S. GAAP purchase price means the “consideration transferred,” as used in ASC 805 and includes the acquisition-date fair value of all contingent consideration.

Generally, the most recent pre-acquisition annual financial statements of an acquiree are compared with a registrant’s pre-acquisition consolidated financial statements as of and for its most recently completed audited fiscal year that is required to be filed with the SEC. In this case, the pre-acquisition financial statements for Maint-Kleen as of and for the year ended March 31, 2020, and the consolidated financial statements of the Company as of and for the year ended March 31, 2020, were used. In specifying the financial statement requirements for a significant business acquisition, Rule 3-05 refers to the definition of a significant subsidiary in Rule 1-02(w). As described in Rule 1-02(w) a registrant must perform the following three tests to determine the significance of an acquiree: the investment test, the asset test, and the income test:

	Numerator (in USD)	Denominator (in USD)%
Investment Test	Fair Value of Consideration $3,364,864	The Company’s Total Assets $22,850,482	14.7% (Note 1)
Asset Test	Total Assets of Maint-Kleen $3,994,305	The Company’s Total Assets $22,850,482	17.5%
Income Test (Revenue Component)	Revenue of Maint-Kleen $8,478,382	The Company’s Revenue $47,775,187	17.7%
Income Test (Pre-tax income Component)	Maint-Kleen Pre-tax income $323,038	The Company’s Pre-tax income $495,556	65.2% (Note 2)

Note 1: As there is no aggregate worldwide market value for the Company’s common equity, the Company’s total assets are used.

Note 2: For income test purposes, an acquiree will only be considered significant if both the income component and the revenue component exceed the significance threshold (i.e., 20 percent).

Note 12. Commitments and Contingencies, page F-23

7.	We note your disclosure that the ultimate disposition of proceedings or claims will not have a material impact on the combined financial position or results of operations. Please also disclose if you expect these matters will have a material effect on your statements of cash flows.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-23 of the Amendment.

Note 13. Subsequent Events, page F-24

8.	Please tell us and disclose how you intend to account for the acquisition of the two office units and your consideration of the guidance in Rule 3-14 of Regulation S-X.

Response: The guidance in Rule 3-14 of Regulation S-X is not considered applicable to the acquisition of the two office units as the two office units are administrative offices for the Company’s own use. The two acquired office units will not be leased and are not real estate operations subject to the guidance of Rule 3-14.

9.	Please disclose the terms, including the price, as it relates to the sale of the 1,212,500 shares on November 22, 2021.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-24 of the Amendment.

General

10.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Ken Ho